Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

August 22, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Trust”)
	1933 Act File No.:	033-00507
	1940 Act File No.:	811-04419

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 97 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing.

The Amendment outlines details of certain changes to an existing series of the Trust, Transamerica Global Commodities & Hard Assets VP. These changes include a new sub-adviser, a new investment objective, new investment strategies and risks, as well as a change of the portfolio’s name to Transamerica Janus Balanced VP. This Amendment relates only to Transamerica Janus Balanced VP.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya Goins
Tanya Goins
Senior Counsel